Exhibit 99.3

Unaudited pro forma condensed

consolidated financial statements

of Orion Engineered Carbons S.A., Luxembourg, for the nine months ended September 30, 2014 and for the year ended December 31, 2013

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Table of Content

(1) Introduction	3
(2) Basis of preparation	4
(3) The Refinancing	5
(4) Pro forma Refinancing adjustments	9

Unaudited pro forma condensed income statement for the nine months ended Sep 30, 2014	7
Unaudited pro forma condensed income statement for the year ended Dec 31, 2013	8

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Unaudited pro forma condensed consolidated financial statements

(1) Introduction

The following unaudited pro forma financial information for Orion Engineered Carbons S.A. (formerly Orion Engineered Carbons S.ă r.l.) (the “Company”), was prepared in conformity with Article 11 of SEC Regulation S-X. The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Refinancing transactions described below.

The unaudited pro forma financial information includes a pro forma consolidated income statement for the nine months ended September 30, 2014, a pro forma consolidated income statement for the year ended December 31, 2013 and explanatory notes.

The unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements of the Company and the related notes thereto. The unaudited pro forma financial information is provided for illustrative purposes only and does not purport to present what the actual results of operations or financial position would have been had the Refinancing transactions actually occurred on the dates indicated, nor do they purport to represent results of operations for any future period or financial position for any future date.

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(2) Basis of preparation

The unaudited pro forma consolidated financial information presents the consolidated income statements of the Company and its subsidiaries assuming that the Refinancing transactions described below had been completed on January 1, 2013.

The historical financial data as at and for the nine months ended September 30, 2014 have been derived from the unaudited interim condensed consolidated financial statements. The historical financial data for the year ended December 31, 2013 have been derived from the audited consolidated financial statements.

The pro forma financial information is unaudited and includes assumptions to determine the effects of the retroactive reflection of the Refinancing in the historical financial data.

Therefore, the unaudited pro forma consolidated financial information is not necessarily indicative of the results that actually would have been achieved for the periods presented or that may be achieved in the future.

One-off items related to the Refinancing are eliminated from the historical financial data as applicable and illustrated in the notes to the unaudited pro forma consolidated financial statements.

The functional currency for the Company is the Euro, which is the currency of the primary economic environment in which the Company operates. The following exchange rates of U.S. Dollars per €1.00 have been applied:

•	EUR/USD exchange rate as at December 31, 2012: 1.3194

•	EUR/USD exchange rate as at December 31, 2013: 1.3791

•	EUR/USD exchange rate as at September 30, 2014: 1.2583

•	Average EUR/USD exchange rate for the financial year 2013: 1.3300

•	Average EUR/USD exchange rate for the nine months ended September 30, 2014: 1.3517

Additionally, the following German tax rates have been assumed for the calculation of a tax charge on our financial result in the unaudited pro forma income statements:

•	German tax rate as at December 31, 2013 for the year ended December 31, 2013: 32.26%

•	German tax rate as at September 30, 2014 for the nine months ended September 30, 2014: 32.27%

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Before the Refinancing, the Revolving Credit Facility in the amount of $250 million was available to support the Company’s liquidity. As at July 24, 2014 the Revolving Credit Facility was drawn in an amount of €37.5 million. Unamortized transaction costs that were incurred in connection with entering into the Revolving Credit Agreement in June 2011 amounted to €4.2 million as at July 24, 2014 and were derecognized due to the Refinancing. The borrowed funds under the Revolving Credit Facility were repaid, together with accrued interest, as part of the Refinancing.

The New Credit Facility includes a multicurrency, senior secured revolving line of credit of €115 million that will be available to support the Company’s liquidity. As at September 30, 2014 and the time of preparation of the interim condensed consolidated financial information as of September 30, 2014, this revolving line of credit has not been utilized for cash drawings and accordingly is neither recognized in the pro forma consolidated statement of financial position nor in the pro forma income statement.

(3) The Refinancing

Credit structure prior to the Refinancing

The Company’s financial liabilities prior to the Refinancing consisted of:

•	Preferred Equity Certificates (“PECs”, also referred to as our Shareholder Loan) with a nominal value of $376.7 million, equivalent to €279.8 million as at the date of the Refinancing (July 25, 2014), offset by an unamortized discount of €16.1 million;

•	Senior Secured Notes having an equivalent nominal principal value of €492.0 million, offset by unamortized transaction costs of €10.5 million; and

•	a Revolving Credit Facility with an available amount of $250 million, including capitalized transaction costs of €4.2 million, of which €37.5 million were drawn as of July 24, 2014.

The Refinancing Transactions

Redemption of Senior Secured Notes. The redemption of the Senior Secured Notes included Euro-denominated notes with an original aggregate principal amount of €355 million, maturing on June 15, 2018 and bearing interest at 10.000% per annum, payable semi-annually on each June 15 and December 15, as well as U.S. Dollar-denominated notes with an aggregate principal amount of $350 million (translated at a rate of €1.00=US$1.4308 on the date of the acquisition of Evonik Industries AG’s carbon black business (July 29, 2011) to €244.62 million), maturing on June 15, 2018 and bearing interest at 9.625% per annum, payable semi-annually on each June 15 and December 15. In June 2012 and in May 2014, we voluntarily redeemed 10% of the originally aggregated principal amount of Senior Secured Notes. On December 31, 2013 the outstanding principal amount of Euro-denominated notes was €319.5 million and the outstanding principal amount of U.S. Dollar-denominated notes was $315.0 million. Before the Refinancing date the outstanding principal amount of Euro-denominated notes was €284.0 million and the outstanding principal amount of U.S. Dollar-denominated notes was $280.0 million due to the 10% redemption in May 2014.

The redemption of the Senior Secured Notes outstanding resulted in the de-recognition of liabilities, unamortized transaction costs and a realized foreign currency loss on the U.S. Dollar-denominated notes. The remaining principal amounts of both series of notes were redeemed at an early redemption price equal to 107.500% for the Euro-denominated notes and 107.219% for the U.S. Dollar-denominated notes. The aggregate early redemption fees in connection with the Refinancing amounted to €36.3 million.

Additionally, the discount on the Senior Secured Notes in the amount of €10.5 million was written off as part of the redemption and the regular interest on the notes for the period from June 16, 2014 through August 7, 2014 was paid.

New Credit Facility. The new term loan under the New Credit Facility amounts to an Euro-equivalent of 683.6 million including a U.S. Dollar-denominated portion with a principal amount of $358.1 million, translated at a rate of €1.00=US$1. 2583 as at September 30, 2014 to €284.6 million. For purposes of these pro forma financial statements the floating annual interest of 5.0% is applied. As part of the Refinancing, transaction costs amounting to €22.2 million were capitalized and expensed using the effective interest rate method over the maturity of the new term loan and the maturity of the new Revolving Credit Facility. As a result, transaction costs released to the income statement amount to €2.4 million for the nine months ended September 30, 2014 and €3.2 million for the year ended December 31, 2013 and are recognized within finance costs. The new term loan replaced the Senior Secured Notes with a higher principal amount at a lower interest rate. It has been used to cover the redemption costs of the Senior Secured Notes, to repay a part of the Shareholder Loan and to pay fees relating to the New Credit Facility.

PECs (Shareholder Loan). The old Shareholder Loan was a fully subordinated loan with an initial nominal value of €277.5 million in the form of PECs. The PECs and the accrued yield and compound yield thereon were initially due on July 28, 2021. On February 1, 2013 the Company changed the terms and conditions of the Shareholder Loan by shortening its term by two years and the PECs outstanding at the date of amendment were converted from Euro into U.S. Dollar instruments. Additionally, semi-annual payments of principal and yield were due and payable. This amendment resulted in a nominal yield of 10.57% compared to a yield of 10.0% prior to the amendment.

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In connection with the Refinancing, the Shareholder Loan, which was held by Kinove Holdings 1 S.ă r.l.) (“Kinove Holdings”), was partially repaid in an amount of €81.8 million (which includes accrued yield of €14.6 million to July 25, 2014) and the remaining amount equivalent to €212.2 million was contributed in equity by Kinove Holdings in consideration of 15,885,126 new shares issued to it at the initial public offering price for the Company’s initial public offering (the “IPO”), having an aggregate value equal to the amount of the equity contribution. The new shares were issued to Kinove Holdings after the pricing and before the closing of the offering. The aggregate value of the new shares (i.e., the final amount of the equity contribution), and thus the number of new shares issued (which is 15,885,126), reflects accrued yield to the issue date (July 25, 2014). The unamortized discount of the PECs outstanding amounting to €16.1 million was de-recognized.

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Unaudited pro forma consolidated income statement

of Orion Engineered Carbons S.A.

for the nine months ended September 30, 2014

	Orion Engineered Carbons S.A. actual	Pro forma refinancing adjustments			Orion Engineered Carbons S.A. pro forma

	Jan 1 to Sep 30, 2014	Jan 1 to Sep 30, 2014			Jan 1 to Sep 30, 2014

	In EUR million	In EUR million			In EUR million
Revenue	1.001,6	—			1.001,6
Cost of sales	(773,6)	—			(773,6)

Gross profit	228,0	—			228,0

Selling expenses	(74,2)	—			(74,2)
Research and development costs	(9,3)	—			(9,3)
General and administrative expenses	(39,9)	—			(39,9)
Other operating income	2,9	—			2,9
Other operating expenses	(24,7)	—			(24,7)

Operating result (EBIT)	82,8	—			82,8

Finance income	27,6	—			27,6
		—
Finance costs	(147,5)	81,9			(65,6)
		116,3	(a	)
		(34,4)	(b	)
Share of profit or loss of joint ventures	0,3	—			0,3

Financial result	(119,6)	81,9			(37,7)

Profit or loss before income taxes	(36,8)	81,9			45,1

Income taxes	(10,8)	(26,4)	(c	)	(30,2)
		7,0	(c	)

Profit or loss for the period	(47,6)	62,5			14,9

Earnings per share in €	(0,80)				0,25

*	based on 59,635,126 common shares

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Unaudited pro forma consolidated income statement

of Orion Engineered Carbons S.A.

for the year ended December 31, 2013

	Orion Engineered Carbons S.A. actual	Pro forma refinancing adjustments			Orion Engineered Carbons S.à r.l. pro forma

	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2013			Jan 1 to Dec 31, 2013

	In EUR million	In EUR million			In EUR million
Revenue	1.339,6	—			1.339,6
Cost of sales	(1070,8)	—			(1070,8)

Gross profit	268,8	—			268,8

Selling expenses	(92,1)	—			(92,1)
Research and development costs	(10,1)	—			(10,1)
General and administrative expenses	(52,5)	—			(52,5)
Other operating income	8,3	—			8,3
Other operating expenses	(38,7)	—			(38,7)

Operating result (EBIT)	83,7	—			83,7

Finance income	17,1	(3,0)			14,1
		(15,2)	(d	)
		12,2	(e	)
Finance costs	(112,7)	52,7			(60,0)
		89,6	(d	)
		(36,9)	(e	)
Share of profit or loss of joint ventures	0,4	—			0,4

Financial result	(95,2)	49,7			(45,5)

Profit or loss before income taxes	(11,5)	49,7			38,2

Income taxes	(7,5)	(16,0)	(f	)	(23,5)

Profit or loss for the period	(19,0)	33,7			14,7

Earnings per share in €	(0,32)				0,25

*	based on 59,635,126 common shares

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(4) Pro forma Refinancing adjustments

The Company has made certain adjustments in the presentation of the unaudited pro forma consolidated income statement for the nine months ended September 30, 2014 to eliminate the effects of the Refinancing. Therefore the following adjustments are necessary to reflect:

(1)	the redemption of the Senior Secured Notes, the de-recognition of the Shareholder Loan and the exclusion of capitalized transaction costs for the replaced Revolving Credit Facility

(a)	the effects from redemption of the Senior Secured Notes and from the de-recognition of the Shareholder Loan includes de-recognition of losses from foreign currency effects amounting to €9.9 million and the de-recognition of regular interest expense incurred in the amount of €52.1 million (Senior Secured Notes: €34.2 million, Shareholder Loan: €17.9 million). The one-time effects of the unamortized transactions costs in the amount of €12.0 million related to the Senior Secured Notes (€10.8 million for the redemption in July 2014 and €1.2 million for the redemption in May 2014) and the early redemption fee with respect to the Senior Secured Notes in the amount of €38.1 million (€36.3 million for the redemption in July 2014 and €1.8 million for the redemption in May 2014) are also excluded from the pro forma income statement. Additionally the one-time effect of the write-off of capitalized transaction expenses for the replaced Revolving Credit Facility in an amount €4.2 million was eliminated from the pro forma consolidated income statement for the nine months ended September 30, 2014;

(2)	the drawdown of the new term loan

(b)	the effects from drawdown of the new term loan include the recognition of losses from foreign currency effects of €6.4 million and interest expense in the amount of €28.0 million (of which €2.4 million was for amortization of transaction costs);

(3)	the recognition of income tax effects

(c)	the effects related to income tax effect of €26.4 million at an assumed tax rate of 32.27% (which is the applicable German tax rate of the Company as of September 30, 2014), related to the net pro forma adjustments. The actual effective tax rate after the Refinancing will significantly vary from this estimate, due to the tax treatment of these proforma items in the various tax jurisdictions. Additionally valuation allowances on deferred tax assets in Germany of €7.0 million were reversed.

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The Company has made certain adjustments and assumptions in the preparation of the unaudited pro forma consolidated income statement for the year ended December 31, 2013 to reflect the Refinancing. Therefore the following adjustments are necessary to reflect:

(4)	the redemption of the Senior Secured Notes and the de-recognition of the Shareholder Loan

(d)	the effects from repayment of the Senior Secured Notes and the de-recognition of the Shareholder Loans include the de-recognition of gains from foreign currency effects amounting to €15.2m (Senior Secured Notes: gain of €10.3 million, Shareholder Loan: gain of €4.9 million) and the de-recognition of interest expense incurred in the amount of €89.6 million (Senior Secured Notes: €57.3 million, Shareholder Loan: €32.3 million). The one-time effect of the unamortized transactions costs in the amount of €12.7 million related to the Senior Secured Notes and the early redemption fee of the Senior Secured Notes of €38.1 million are not recognized in the pro forma income statement.

(5)	the drawdown of the new term loan

(e)	the effects from drawdown of the new term loan include the recognition of gains from foreign currency effects in the amount of €12.2 million and the recognition of interest expenses in the amount of €36.9 million (of which €3.2 million was for amortization of transaction costs).

(6)	the recognition of income tax effects

(f)	the effects related to income tax effect of €16.0 million at an assumed tax rate of 32.26% (which is the applicable German tax rate of the Company on December 31, 2013), related to the net pro forma adjustments. The actual effective tax rate after the Refinancing may significantly vary from this estimate, depending upon the relative earnings and deductions in the various tax jurisdictions.

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The Americas	Europe/Middle East/Africa Asia Pacific

Orion Engineered Carbons LLC	Global Headquarters	Orion Engineered Carbons Co. Ltd.
4501 Magnolia Cove Drive	Orion Engineered Carbons GmbH	94, Galsan 1-Dong, Bupyeong-Gu
Suite 106	Hahnstraße 49	Incheon 403-081, Korea
Kingwood, TX 77345 USA	60528 Frankfurt a.M., Germany	phone +82 32 510 6002
phone +1 832 445 3300	phone +49 69 36 50 54 100

Head of Consolidation and Reporting
phone +49 22 33 96 49 84
www.orioncarbons.com

All information and statements contained herein are believed to be accurate, but Orion Engineered Carbons, its agents and/or affiliates make no warranty with respect thereto, including but not limited to any results to be obtained or the infringement of any proprietary right. Improper and unauthorized use or application of such information or statements or the material or system described herein is at user’s sole discretion and risk, consequently user acknowledges that Orion Engineered Carbons shall bear no responsibility or liability for same. Nothing herein shall construed as a license of or a recommendation for use which infringes any proprietary right. All sales are subject to Orion Engineered Carbons GmbH’ Standard Terms and Condition of Sale, including but not limited to its Limited Warranty.

© 2014 Orion Engineered Carbons GmbH

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